Exhibit 17.3

8/12/2011

Attn: The Board of Directors

857 Sarno Road
Melbourne
Florida
USA

I regret to inform the board that due to personal circumstances I will no longer be able to serve as a director of the board of Networking Partners Inc and as such tender my resignation with immediate effect.

I am happy to maintain the web site and consult on the matters involving the social network, if required, but not having day to day information on the financials of the Business or any executive decisions regarding structure of the company I feel it is best that I stand down from an executive post.

I wish the board all the best.

Regards,


/s/ David Bradley-Ward
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David Bradley-Ward